                                                                   Exhibit 99.02

                       LOUISVILLE GAS AND ELECTRIC COMPANY
                                       AND
                           KENTUCKY UTILITIES COMPANY
                        DIRECTOR AND OFFICER INFORMATION

         The outstanding stock of Louisville Gas and Electric Company ("LG&E") is divided into three classes: Common Stock, Preferred Stock (without par value), and Preferred Stock, par value $25 per share. At the close of business on April 22, 2002, the following shares of each were outstanding:

Common Stock, without par value...............................................              21,294,223 shares
Preferred Stock, par value $25 per share, 5% Series...........................                 860,287 shares
Preferred Stock, without par value, $5.875 Series.............................                 250,000 shares
Auction Series A (stated value $100 per share)................................                 500,000 shares

        The outstanding stock of Kentucky Utilities Company ("KU") is divided into three classes: Common Stock, without par value, Preferred Stock, without par value, and Preference Stock, without par value. As of the close of business on April 20, 2000, the following shares of each were outstanding

Common Stock, without par value...............................................              37,817,878 shares
Preferred Stock, without par value (stated value $200 per share)
4.75% Series..................................................................                 200,000 shares
6.53% Series..................................................................                 200,000 shares

         All of the outstanding LG&E Common Stock and KU Common Stock is owned by LG&E Energy Corp. ("LG&E Energy"). Based on information contained in a
Schedule 13G originally filed with the Securities and Exchange Commission in October 1998, AMVESCAP PLC, a parent holding company, reported certain holdings in excess of five percent of LG&E's Preferred Stock. AMVESCAP PLC, with offices at 1315 Peachtree Street, N.W., Atlanta, Georgia 30309, and certain of its subsidiaries reported sole voting and dispositive power as to no shares and shared voting and dispositive power as to 43,000 shares of LG&E Preferred Stock, without par value, $5.875 Series, representing 17.2% of that class of Preferred Stock. The reporting companies indicated that they hold the shares on behalf of other persons who have the right to receive or the power to direct the receipt of dividends or the proceeds of sales of the shares. No other persons or groups are known by management to be beneficial owners of more than five percent of LG&E's Preferred Stock.

As of April 22, 2002, all directors, nominees for director and executive officers of LG&E and KU as a group beneficially owned no shares of LG&E Preferred Stock or KU Preferred Stock.

On December 11, 2000, Powergen plc, a public limited company with registered offices in England and Wales ("Powergen") completed its acquisition of LG&E Energy, the parent corporation of LG&E and KU. In connection with such transaction, certain officers and directors of Powergen were appointed to fill vacancies in the Board of Directors of LG&E and KU occurring by resignation of prior directors

On April 9, 2001, E.ON AG ("E.ON") announced a conditional offer to purchase all the common shares of Powergen plc, the indirect corporate parent of LG&E and KU. The transaction is subject to a number of conditions precedent, including the receipt of regulatory approvals from European and United States governmental bodies, in form satisfactory to the parties. The parties anticipate that the remaining approvals may be received by early 2002 to permit completion of the transaction in during the first half of 2002. However, there can be no assurance that such approvals will be obtained in form or timing sufficient for such dates.

                           INFORMATION ABOUT DIRECTORS

         On December 11, 2000, upon the closing of the merger transaction involving Powergen and LG&E Energy, all members of the LG&E Board of Directors, with the exception of Roger W. Hale, resigned, and the size of the Board of Directors was fixed at nine. Six Powergen directors, Paul Myners, Sir Frederick Crawford, Sydney Gillibrand, Edmund Wallis, Dr. David K-P Li, and Roberto Quarta, and one Powergen officer, David Jackson, were appointed to fill all but one of the vacancies created by the above resignations.

         In January 2001, Roger W. Hale announced his resignation as director of Powergen and an officer and director of LG&E Energy, LG&E and KU, effective April 30, 2001. Victor A. Staffieri and Peter Hickson were appointed to fill the LG&E and KU vacancies created by the resignation of Mr. Hale and the previously-existing vacancy. In August 2001, Paul Myners and Roberto Quarta announced their resignations from the Boards of Directors of Powergen, LG&E and KU and Peter Hickson resigned from the Boards of Directors of LG&E and KU. Nicholas Baldwin, Chief Executive Officer of Powergen was then appointed to fill the vacancy of Mr. Hickson.

         Messrs. Baldwin, Staffieri, Crawford, Gillibrand, Wallis and Dr. Li are presently directors of Powergen. Messrs. Baldwin, Staffieri and Jackson are presently directors of LG&E Energy.

         The composition of the Boards of Directors of LG&E and KU following the completion of E.ON's acquisition of Powergen is not known, but such Boards are likely to contain at least one current officer or director of LG&E Energy. Accordingly, certain of the directors of LG&E Energy, LG&E or Ku may cease to serve as directors of LG&E and KU in the event the E.ON-Powergen transaction is completed.

         The following contains certain information as of April 22, 2002 concerning the directors of LG&E and KU:

DIRECTORS WITH TERMS EXPIRING AT THE 2002 ANNUAL MEETING OF SHAREHOLDERS

SYDNEY GILLIBRAND CBE (Age 67). Mr. Gillibrand was appointed a director of Powergen plc on May 31, 1999. He is chairman of AMEC plc and TAG Aviation (UK) and a non-executive director of ICL, and Messier-Dowty. He was previously vice-chairman of British Aerospace plc. Mr. Gillibrand has been a director of LG&E and KU since December 2000.

NICHOLAS P. BALDWIN (Age 49). Chief Executive of Powergen since February 21, 2001. Mr. Baldwin was appointed a director of Powergen plc on October 22, 1998, having been a director of Powergen UK plc since February 1998. Until his appointment as Chief Executive in February 2001, he was previously Executive Director, UK Operations of Powergen. He joined the CEGB, the predecessor of Powergen in 1980. In the United Kingdom, he is also a director of the Electricity Association and a Director and Trustee of Midlands Excellence and is a representative on the IEA's Coal Industry Advisory Board. Mr. Baldwin has been a director of LG&E Energy, LG&E and KU since August 2001.

VICTOR A. STAFFIERI (Age 47). Chairman, President and Chief Executive Officer of LG&E Energy, LG&E and KU, April 2001 to present. He served as President and Chief Operating Officer of LG&E Energy, LG&E and KU from February 1999 to April 2001; Chief Financial Officer of Energy and LG&E, May 1997 to February 2000; Chief Financial Officer of Kentucky Utilities May 1998 to February 2000. President, Distribution Services Division of Energy December 1995 to May 1997; Senior Vice President, General Counsel and Public Policy of Energy and LG&E From November 1992 to December 1993. Mr. Staffieri has been a director of Powergen, LG&E Energy, LG&E and KU since April 2001.

DIRECTORS WITH TERMS EXPIRING AT THE 2003 ANNUAL MEETING OF SHAREHOLDERS

EDMUND A. WALLIS (Age 62). Mr. Wallis is Chairman of Powergen plc. He was appointed to the Powergen Board on October 22, 1998, serving as Chairman of such Board since that date. He was also Chief Executive of Powergen until February 21, 2001. He had been Chief Executive of Powergen UK plc since March 1990 and Chairman since July 1996. He is a non-executive director of Mercury European Privatisation Trust plc and a non-executive director of London Transport. He was also formerly non-executive chairman of LucasVarsity plc. Mr. Wallis has been on the Board of Directors of LG&E and KU since December 2000.

DR. DAVID K-P LI (Age 63). Dr. Li was appointed a director of Powergen plc on October 22, 1998, having been a non-executive director of Powergen UK plc since January 1998. He is chairman and chief executive of The Bank of East Asia Limited, having been a director since 1977, and holds directorships of numerous companies in the Far East and elsewhere, including The Hong Kong and China Gas Company Limited. Dr. Li has been a director of LG&E and KU since December 2000.

DIRECTORS WITH TERMS EXPIRING AT THE 2004 ANNUAL MEETING OF SHAREHOLDERS

SIR FREDERICK CRAWFORD (Age 70). Sir Frederick was appointed to the Powergen plc Board on October 22, 1998, having been a non-executive director of Powergen UK plc since June 1990. He is chairman of the Criminal Cases Review Commission and a Fellow of the Royal Academy of Engineering. He has held appointments as Professor of Electrical Engineering at Stanford University, and as Vice-Chancellor of Aston University for 16 years. He was formerly a non-executive director of Legal and General Group plc and Rexam plc. Mr. Crawford has been a director of LG&E and of KU since December 2000.

DAVID J. JACKSON (Age 49). Mr. Jackson is General Counsel and Company Secretary of Powergen plc. He has served on the Board of Directors of LG&E Energy, LG&E and KU since December 2000.



                  INFORMATION CONCERNING THE BOARD OF DIRECTORS

         The Boards of Directors of LG&E and KU contain the same members. Certain members are also directors of Powergen or LG&E Energy, as described above. The committees of the Board of Directors of LG&E and KU include an Audit Committee and a Compensation Committee. During 2001, the directors who are members of these committees served in the same capacity for purposes of the LG&E and KU Boards of Directors.

         During 2001, there were a total of twelve meetings of the LG&E and KU Boards. All directors attended 75% or more of the total number of meetings of the Board of Directors and committees of the Board on which they served.

COMPENSATION OF DIRECTORS

         Directors who are also officers of Powergen, LG&E Energy or its subsidiaries receive no compensation in their capacities as directors of LG&E and KU.

         As noted earlier, since the completion of the Powergen-LG&E Energy merger, certain members of the LG&E and KU boards serve on the Board of Directors of Powergen plc. In that capacity, these members received or will receive certain compensation. Information regarding such compensation is incorporated by reference from

Powergen's Annual Report on Form 20-F for the year ended December 31, 2001 to be filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

         The Audit Committee of the Board is composed of Mr. Sydney Gillibrand and Sir Frederick Crawford, with one vacancy. During 2001, the Audit Committee maintained direct contact with the independent auditors and LG&E's and KU's Internal Auditor to review the following matters pertaining to LG&E and KU: the adequacy of accounting and financial reporting procedures; the adequacy and effectiveness of internal accounting controls; the scope and results of the annual audit and any other matters relative to the audit of these companies' accounts and financial affairs that the Committee, the Internal Auditor, or the independent auditors deemed necessary. The Audit Committee met two times during 2001.

REMUNERATION COMMITTEE

         The Remuneration Committee, composed of non-employee directors, performs certain in connection with the compensation of the executive officers of LG&E and KU. The Committee also makes recommendations regarding benefits provided to executive officers and the establishment of various employee benefit plans. Dr. David K-P Li is the current member of the Remuneration Committee. The Remuneration Committee met two times during 2001.

                      REPORT OF THE REMUNERATION COMMITTEE

         The Remuneration Committee was comprised wholly of non-employee directors of LG&E and KU and made all decisions regarding the compensation of LG&E's and KU's executive officers, including the setting of base pay and the administration of the Powergen Long-Term Incentive Plan (the "Long-Term Plan") and Short-Term Incentive Plan (the "Short-Term Plan") as applicable to LG&E and KU. The LG&E and KU Remuneration Committee generally conducted its deliberations in parallel with the Remuneration Committee of Powergen.

         The Companies' executive compensation program and the target awards and opportunities for executives are designed to be competitive with the compensation and pay programs of comparable companies, including utilities, utility holding companies and companies in general industry nationwide. The executive compensation program has been developed and implemented over time through consultation with, and upon the recommendations of, recognized executive compensation consultants. The Remuneration Committee and the Board of Directors have continued access to such consultants as desired, and are provided with independent compensation data for their review.

         Set forth below is a report addressing LG&E's and KU's compensation policies during 2001 for their officers, including the executive officers named in the following tables. In many cases, the executive officers also serve in similar capacities for affiliates of LG&E and KU, including LG&E Energy. For each of the executive officers of LG&E and KU, the policies and amounts discussed below are for all services to LG&E, KU and their affiliates, during the relevant period.

COMPENSATION PHILOSOPHY

         During 2001, LG&E's and KU's executive compensation program had three major components: (1) base salary; (2) short-term or annual incentives; and (3) long-term incentives. The Companies developed their executive compensation program to focus on both short-term and long-term business objectives that are designed to enhance overall shareholder value. The short-term and long-term incentives were premised on the belief that the interests of executives should be closely aligned with those of the Companies' SHAREHOLDERS. Based on this philosophy, these two portions of each executive's total compensation package were linked to the accomplishment of specific results that were designed to benefit the Companies' shareholders in both the short-term and long-term.

         The executive compensation program also recognized that the Companies' compensation practices must be competitive not only with utilities and utility holding companies, but also with companies in general industry to ensure that a stable and successful management team can be recruited and retained. As the Companies' most direct competitors for executive talent are not limited to the utilities, the various compensation peer groups as discussed below, are not the same as the utility industry index in the Comparison of Five-Year Total Return graph included in any applicable proxy statement.

         Pursuant to this competitive market positioning philosophy, in establishing compensation levels for all executive positions for 2001, the Remuneration Committee reviewed competitive compensation information for United States general industry companies with revenue between $2 - $3 billion (the "Survey Group") and established targeted total direct compensation (base salary plus short-term incentives and long-term incentives) for each executive for 2001 to approach the 50th percentile of the competitive range from the Survey Group. Salaries, short-term incentives and long-term incentives for 2001 are described below.

         The 2001 compensation information set forth in other sections of this document, particularly with respect to the tabular information presented, reflects the considerations set forth in this report. The Base Salary, Short-Term

Incentives, and Long-Term Incentives sections that follow address the compensation philosophy for 2001 for all executive officers except those serving as Chief Executive Officer. (See "Chief Executive Officer Compensation").

BASE SALARY

         The base salaries for LG&E and KU executive officers for 2000 were designed to be competitive with the Survey Group at approximately the 50th percentile of the base salary range for executives in similar positions with companies in the Survey Group. Actual base salaries were determined based on individual performance and experience.

SHORT-TERM INCENTIVES

         The Short-Term Plan provided for Company Performance Awards and Individual Performance Awards, each of which is expressed as a percentage of base salary and each of which is determined independent of the other. The Remuneration Committee established the performance goals for the Company Performance Awards and Individual Performance Awards at the beginning of the 2001 performance year. Payment of Company Performance Awards for executive officers was based on varying performance measures tied to each officer's responsible areas. These measures and goals included, among others, Powergen earnings per share targets, LG&E Energy operating profit targets and LG&E/KU operating profits targets, with any adjustments deemed appropriate by the Committee. Payment of Individual Performance Awards was based 100% on Management Effectiveness, which includes a customer satisfaction element for certain participants. As stated, the awards varied within the executive officer group based upon the nature of each individual's functional responsibilities.

         For 2001 the Company Performance Award targets for named executive officers ranged from 29% to 31% of base salary, and the Individual Performance Award targets ranged from 19% to 20% of base salary. Both awards were established to be competitive with the 50th percentile of such awards granted to comparable executives employed by companies in the Survey Group. The individual officers were eligible to receive from 0% to 150% of their targeted amounts, dependent upon Company performance as measured by the relevant performance goals, with regard to Company Performance Awards, and were eligible to receive from 0% to 175% of their targeted amounts dependent upon individual performance as measured by management effectiveness ,with regard to Individual Performance Awards.

         Using the relevant Powergen, LG&E Energy, LG&E/KU and other subsidiaries' performance against goals in 2001, the Remuneration Committee determined relative annual performance against targets for Company Performance Awards. Based upon this determination, Company Performance Awards for 2001 to the named executive officers were paid ranging from 34% to 43%, of base salary. Payouts for Individual Performance Awards to the named executive officers ranged from 22% to 29%, of base salary.

LONG-TERM INCENTIVES

         During 2001, the Long-Term Plan was administered by the Remuneration Committee. The Long-Term Plan provides for the grant of any or all of the following types of awards: stock options, stock appreciation rights, restricted stock, performance units and performance shares. In 2001, the Remuneration Committee chose to award stock options and performance units to executive officers.

         The Remuneration Committee determined the competitive long-term grants to be awarded for each executive based on the long-term awards for the 50th percentile of the Survey Group. The aggregate expected value of the stock options and performance units (delivered approximately 40% in the form of performance units and 60% in the form of nonqualified stock options in 2001) was intended to approach the expected value of long-term incentives payable to executives in similar positions with companies in the 50th percentile of the Survey Group, depending upon achievement of targeted Company performance.

         Stock options were granted to executive officers and senior management during the first quarter of 2001 at an exercise price equal to the fair market value at the time of grant and were subject to a one-year vesting requirement. During the year, newly hired or promoted officers were also eligible to receive pro-rated stock option grants under the Long-Term Plan. Since options were granted with an exercise price equal to the market value of Powergen's American Depositary Shares ("ADS's") at the time of grant, they provide no value unless Powergen's ADS price increases after the grants are awarded. Once the options vest, they are exercisable over a nine-year term. These awards are thus tied to ADS price appreciation in excess of the ADS's value at time of grant, rewarding executives as if they shared in the ownership of Powergen. The estimated number of ADS subject to options was determined by taking the expected value to be provided in options, as determined above, and dividing that amount by the estimated current value of an option using a variation of the Black-Scholes option pricing methodology provided by the outside compensation consultant. Prior awards were not considered when making new grants. The actual number of options granted were then determined by approximating the average by officer level within LG&E Energy.

         The number of performance units granted was determined by taking the amount of the executive's long-term award to be delivered in performance units (adjusted on a present value basis), as determined above, and dividing that amount by the fair market value of Powergen ADS's on the date of the grant. The future value of the performance units was substantially dependent upon the changing value of Powergen ADS's in the marketplace. Each executive officer was entitled to receive from 0% to 150% of the performance units contingently awarded to the executive based on corporate performance measured in terms of the achievement of certain cash flow targets by LG&E Energy during a three-year performance period.

         No payouts of awards under the Long-Term Plan occurred during 2001 as no three-year performance periods had been completed since the establishment of the plan in December 2000 following Powergen's acquisition of LG&E Energy. However, pursuant to the change in control provisions of the Long-Term Plan, payouts of the two open performance period awards under the Long-Term Plan occurred in April 2002 upon Powergen shareholder approval of the prospective E.ON transaction. These payouts were based on LG&E Energy's performance through that time for each of the partially completed 2001-2003 and 2002-2004 performance periods, respectively. For such periods, pursuant to the plan and based upon LG&E Energy's performance through the change in control date, payouts of performance units were made based upon their value as of grant date.

OTHER

         In connection with the LG&E Energy-Powergen merger, Messrs. Staffieri, McCall and Newton entered into revised employment and severance agreements. These agreements are discussed under "Employment Contracts and Termination of Employment Arrangements and Change in Control Provisions". Pursuant to these agreements and the relevant plans and following the change in control event relating to the Powergen shareholder approval of the E.ON transaction, the officers received payments described in that section. Certain of these payments occurring in 2001 are included in the "All Other Compensation" column in the Summary Compensation Table.

CHIEF EXECUTIVE OFFICER COMPENSATION

         Mr. Roger W. Hale served as Chief Executive Officer of LG&E and KU during January-April 2001. The 2001 compensation of Mr. Hale is set forth in the Summary Compensation Table, in the "Termination of Employment Agreements and Change in Control Provisions" and in other sections of this document. Upon Mr. Hale's retirement effective April 30, 2001, Mr. Victor A. Staffieri was appointed Chief Executive Officer of LG&E and KU. Mr. Staffieri's compensation was governed by the terms of an Employment and Severance Agreement entered into on February 25, 2000 as amended (including upon his appointment as Chief Executive Officer on April 30, 2001) (the

2000 Agreement. The 2000 Agreement is for an initial term of two years, with automatic annual extensions thereafter unless the Companies or Mr. Staffieri give notice of non-renewal.

         The 2000 Agreement established the minimum levels of Mr. Staffieri's 2001 compensation, although the Remuneration Committee retains discretion to increase such compensation. Upon his appointment as Chief Executive Officer in April 2001, the Remuneration Committee established Mr. Staffieri's compensation and long-term awards using comparisons to relevant officer of companies in the Survey Group, including utilities, and survey data from various compensation consulting firms. Mr. Staffieri also received Companies' contributions to the savings plan, similar to those of other officers and employees. Details of Mr. Staffieri's 2001 compensation are set forth below.

 BASE SALARY. Mr. Staffieri was paid a total base salary of $555,769 during 2001. This amount was based upon the $600,000 minimum salary amount provided in the 2000 Agreement during his service as Chief Executive Officer commencing in April 2001. The Remuneration Committee, in determining Mr. Staffieri's annual salary, including the minimum, considered his individual performance in the prior growth of LG&E Energy, the comparative compensation data described above and the compensation provided to other Powergen, LG&E Energy, LG&E and KU officers

 SHORT-TERM INCENTIVES. Mr. Staffieri's target short-term incentive award was 70% of his 2001 base salary. As with other executive officers receiving short-term incentive awards, Mr. Hale was eligible to receive more or less than the targeted amount, based on Company performance and individual performance. His 2001 short-term incentive payouts were based 60% on achievement of Company Performance Award targets and 40% on achievement of Individual Performance Award targets.

         For 2001, the Company Performance Award payout for Mr. Staffieri was 42% of his 2001 base salary and the Individual Performance Award payout was 45% of his 2000 base salary. As with the other executive officers, Mr. Staffieri's Company Performance targets were based on measures including Powergen earnings per share goals and LG&E Energy operating profit goals and his Company Performance Award was calculated based upon annual Company performance all as described under the heading "Short-Term Incentives." In determining the Individual Performance Award, the Remuneration Committee considered Mr. Staffieri's effectiveness in several areas including the financial and operational performance of LG&E Energy, LG&E, KU and other subsidiaries, customer satisfaction ratings, Company growth and other measures.

 LONG-TERM INCENTIVE GRANT. In 2001, Mr. Staffieri received 51,011 options and 9,710 performance units for the 2001-2003 performance period. These amounts were determined in accordance with the terms of his 2000 Agreement, as amended, with expected value representing approximately 175% of his base salary. The terms of the options and performance units (including the manner in which performance units are earned) for Mr. Staffieri are the same as for other executive officers, as described under the heading "Long-Term Incentives."

 LONG-TERM INCENTIVE PAYOUT. As with other executive officers, no payouts of awards under the Long-Term Plan occurred in 2001 as no three-year performance periods had yet been completed. As with other executive officers, pursuant to the change in control provisions of the Long-Term Plan, payouts of the two open performance period awards occurred in April 2002 upon Powergen shareholder approval of the prospective E.ON transaction. Mr. Staffieri's Company Performance Awards were paid out at value at grant date for the partially completed 2001-2003 and 2002-2004 periods, respectively, as described under the heading "Long-Term Incentives."

OTHER. During 2001, under the terms of the 2000 Agreement, Mr. Staffieri became entitled to retention payments at six month intervals of $833,111 and $886,772, which amounts were credited to his deferred compensation plan.

MEMBER OF THE REMUNERATION COMMITTEE

Dr. David K-P Li

EXECUTIVE COMPENSATION AND OTHER INFORMATION

         The following table shows the cash compensation paid or to be paid by LG&E, KU or LG&E Energy, as well as certain other compensation paid or accrued for those years, to the Chief Executive Officer and the next four highest compensated executive officers of LG&E and KU who were serving as such at December 31, 2001, as required, in all capacities in which they served LG&E Energy or its subsidiaries during 1999, 2000 and 2001:

SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS                PAYOUTS
                                                                            ------        ---------------------
                                      ANNUAL COMPENSATION      OTHER       RESTRICTED     SECURITIES                    ALL OTHER
                                      -------------------      ANNUAL        STOCK        UNDERLYING        LTIP         COMPEN-
           NAME AND                    SALARY     BONUS        COMP.         AWARDS      OPTIONS/SARS     PAYOUTS        SATION
      PRINCIPAL POSITION     YEAR       ($)        ($)          ($)         ($) (1)         (#) (2)       ($) (3)          ($)
      ------------------     ----      ------     -----         ---         -------         -------       -------      ------------
Victor A. Staffieri            2001     555,769   529,330     45,704             --        51,011              0       1,811,703(4)
  Chairman of the Board,       2000     460,000   388,277     24,247        262,880(1)     90,000      1,051,694         640,160
  President and Chief          1999     400,000   324,600     22,730             --        53,050              0          20,604
  Executive Officer

John R. McCall                 2001     338,365   242,104      8,732             --        14,786              0         463,793(4)
  Executive Vice President,    2000     325,000   228,605     18,177        172,028(1)     40,000        570,565         677,097
  General Counsel and          1999     300,000   204,930      7,171             --        31,830              0          17,252
  Corporate Secretary

Frederick J. Newton III        2001     285,342   185,749      4,485             --        12,214              0         238,927(4)
  Senior Vice President        2000     272,000   191,325     14,970        143,974(1)     30,000        356,334         814,961
  and Chief Administrative     1999     255,000   171,641      6,731             --        12,219              0           8,712
  Officer

Paul W. Thompson               2001     245,193   142,650      9,970             --        10,714              0          30,292(4)
  Senior Vice President -
  Energy Services

S. Bradford Rives              2001     235,000   131,342      6,595             --         7,554              0         390,335(4)
  Senior Vice President -
  Finance and Controller

Roger W. Hale                  2001     301,523   255,582    109,142             --        76,519              0         565,524(4)
  Former Chairman of the       2000     816,200   803,761  3,546,581(6)          --       190,000      3,870,758       5,085,473
  Board and Chief Executive    1999     770,000   703,800     47,599      2,919,489(7)    102,122              0          55,596
  Officer (5)

-------------

(1) Amounts for year 2000 represents the dollar value of restricted Powergen ADS awards, determined by multiplying the number of ADSs in each award by the closing market price as of the effective date of the LG&E Energy-Powergen merger.. Pursuant to the terms of the named executives' employment agreements, the restricted Powergen ADS's vested upon occurrence of the change in control event associated with the Powergen shareholders' approval of the E.ON transaction in April 2002. Dividends on the restricted ADS's were payable upon vesting, without interest. Income tax was payable upon the awards at the time of vesting. At December 31, 2001, the restricted ADS holdings were Mr. Staffieri 7,688 ADS's ($335,581), Mr. McCall 5,031ADS's ($219,603) and Mr. Newton 4,211 ADS's ($183,810),
         respectively.

(2) Amounts for year 2001 reflect options for Powergen ADS's. Amounts for years 2000 and 1999 represent options for former LG&E Energy common stock.

(3) No payouts under the Long-Term Plan were made during year 2001 as no three-year performance periods had yet been completed. As described in "Termination of Employment Arrangements and Change in Control Provisions" certain amounts have been accelerated during 2002 upon the change in control event resulting from the Powergen shareholders' approval of the E.ON transaction. Amounts for year 2000 reflect acceleration of the 1998-2000, 1999-2001 and the 2000-2002 open cycles upon a change in control event as a result of the LG&E Energy-Powergen merger.

(4) Includes employer contributions to 401(k) plan, nonqualified thrift plan, employer paid life insurance premiums, and retention/termination payments in 2001 as follows: Mr. Staffieri $5,106, $23,135, $63,579 and $1,719,884, respectively; Mr. McCall $4,553, $29,905, $5,811 and
         $423,524 respectively; Mr. Newton $3,946, $12,327, $1,556 and $221,098,
         respectively; Mr. Thompson $2,365, $27,096, $830 and $0, respectively; Mr. Rives, $2,169, $4,881, $892 and $382,393, respectively; and Mr.
         Hale $4,544, $4,502, $0 and $556,478, respectively. The
         retention/termination payments are discussed in "Termination of Employment Arrangements and Change in Control Provisions".

(5)      Mr. Hale retired from service effective April 30, 2001.

(6) Other Annual Compensation includes $63,693 for business spousal travel and personal use of corporate aircraft, and $3,470,524 in tax gross-up.

(7) Amount for year 1999 represents dollar value of restricted stock awards, determined by multiplying the number of shares by the closing market price as of the receipt date of grant. After the effective date of the LG&E Energy-Powergen merger, pursuant to his 2000 Agreement, Mr. Hale's 147,382 restricted shares were converted to receive the merger consideration of $24.85 per share payable in respect of all outstanding shares of former LG&E Energy Common Stock. Income tax was payable upon the awards at the time of the satisfaction of this right.

                             OPTION/SAR GRANTS TABLE
                      OPTION/SAR GRANTS IN 2001 FISCAL YEAR

         The following table contains information at December 31, 2001, with respect to grants of Powergen ADS options and stock appreciation rights (SARs) to the named executive officers:

                                                                                                            POTENTIAL
                                                                                                       REALIZABLE VALUE AT
                          INDIVIDUAL GRANTS                                                              ASSUMED ANNUAL
                          -----------------                                                              RATES OF STOCK
                                                                                                       PRICE APPRECIATION
                                                                                                         FOR OPTION TERM
                            NUMBER OF          PERCENT OF                                                ---------------
                            SECURITIES           TOTAL           EXERCISE
                            UNDERLYING        OPTIONS/SARS        OR BASE
                           OPTIONS/SARS        GRANTED TO          PRICE
                             GRANTED          EMPLOYEES IN          ($/         EXPIRATION
         NAME                (#) (1)           FISCAL YEAR         SHARE)          DATE        0%($)        5% ($)         10%($)
         ----                -------           -----------         ------          ----        -----        ------         ------
Victor A. Staffieri                40,179              15.1%        39.225      03/02/2011          0        991,151      2,511,772
Victor A. Staffieri                10,832               4.1%        41.150      04/30/2011          0        246,356        656,306
John R. McCall                     14,786               5.6%        39.225      03/02/2011          0        364,747        924,340
Frederick J. Newton                12,214               4.6%        39.225      03/02/2011          0        301,300        763,553
Paul W. Thompson                   10,714               4.0%        39.225      03/02/2011          0        264,297        669,781
S. Bradford Rives                   7,554               2.8%        39.225      03/02/2011          0        186,345        472,235
Roger W. Hale                      76,519              28.8%        39.225      03/02/2011          0      1,887,601      4,783,551

---------------

(1) Powergen ADS options were awarded at fair market value at time of grant.. The options are exercisable over a ten-year term from their original grant date.

                  OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE
               AGGREGATED OPTION/SAR EXERCISES IN 2001 FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

         The following table sets forth information with respect to the named executive officers concerning the exercise Powergen ADS options during 2001 and the value of unexercised Powergen ADS options and SARs held by them as of December 31, 2001:


                                                                                             NUMBER OF                VALUE OF
                                                                                             SECURITIES              UNEXERCISED
                                                                                             UNDERLYING              IN-THE-MONEY
                                                                 SHARES                      UNEXERCISED            OPTIONS/SARS AT
                                                                 ACQUIRED                    OPTIONS/SARS             FY-END
                                                                   ON        VALUE           AT FY-END (#)            ($)(1)
                                                                EXERCISE    REALIZED         EXERCISABLE/            EXERCISABLE/
NAME                                                               (#)        ($)            UNEXERCISABLE           UNEXERCISABLE
----                                                               ---        ---            -------------           -------------
Victor A. Staffieri                                                --          --          38,890 / 51,011       331,343 / 204,872
John R. McCall                                                     --          --          60,235 / 14,786       616,869 /  65,428
Frederick J. Newton                                                --          --          27,094 / 12,214       225,220 /  54,047
Paul W. Thompson                                                   --          --          13,244 / 10,714       106,839 /  47,409
S. Bradford Rives                                                  --          --          26,246 /  7,554       261,879 /  33,426
Roger W. Hale                                                      --          --          74,864 / 76,519       637,841 / 338,597

---------------

(1) Dollar amounts reflect market value of Powergen ADS's at year-end, minus the exercise price.

                      LONG-TERM INCENTIVE PLAN AWARDS TABLE
               LONG-TERM INCENTIVE PLAN AWARDS IN 2001 FISCAL YEAR

         The following table provides information concerning awards of performance shares made in 2001to the named executive officers under the Long-Term Plan.


                                             ESTIMATED FUTURE PAYOUTS UNDER
                                               NON-STOCK PRICE BASED PLANS
                                                 (NUMBER OF SHARES) (1)
                                                 ----------------------

                                                NUMBER       PERFORMANCE OR
                                               OF SHARES,      OTHER PERIOD
                                               UNITS OR          UNTIL
                                                OTHER         MATURATION
                  NAME                          RIGHTS        OR PAYOUT(1)       THRESHOLD(#)        TARGET(#)       MAXIMUM(#)
                  ----                          ------        ------------       ------------        ---------       ----------
Victor A. Staffieri                               9,710         12/31/2003              4,855           9,710           14,565
John R. McCall                                    2,815         12/31/2003              1,408           2,815            4,223
Frederick J. Newton                               2,325         12/31/2003              1,163           2,325            3,488
Paul W. Thompson                                  2,040         12/31/2003              1,020           2,040            3,060
S. Bradford Rives                                 1,438         12/31/2003                719           1,438            2,157
Roger W. Hale                                    14,566         12/31/2003              7,283          14,566           21,849

----------------

(1) Pursuant to the terms of the plan, the performance periods shown and subsequent grants were accelerated upon the change in control resulting from the Powergen shareholder approval of the E.ON transaction and were paid in cash after April 19, 2002.


         Each performance unit awarded represented the right to receive an amount payable 50% in Powergen ADS's and 50% in cash on the date of payout, the latter portion being payable in cash in order to facilitate the payment of taxes by the recipient. The amount of the payout was to be determined by the then-fair market value of Powergen ADS's. For awards made in 2001, the Long- Term Plan awards were intended to reward executives on a three-year rolling basis dependent upon the achievement of certain cash flow targets by LG&E Energy. The Committee set a contingent award for each management level selected to participate in the plan and such amount was the basis upon which incentive compensation was to be determined. Depending on the level of achievement, the participant would receive from zero to 150% of the contingent award amount. As a result of the change in control event resulting from Powergen shareholder approval of the E.ON transaction, awards were accelerated and paid out based upon value on grant date. Payments made under the Long-Term Plan in 2001 are reported in the summary compensation table for the year of payout.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
ARRANGEMENTS AND CHANGE IN CONTROL PROVISIONS

         In connection with the LG&E Energy-Powergen merger, Messrs. Staffieri, McCall and Newton entered into revised employment and severance agreements, which were subsequently amended prior to the effectiveness of the merger, with two year terms, each containing change in control provisions, which agreements generally provide for the benefits described below. These officers of the Companies shall be entitled to the following payments if they are terminated for reasons other than cause or disability or death, or their employment responsibilities are altered: (A) acceleration of any unpaid scheduled retention payments in certain amounts, (B) a cash payment of $262,835,

$172,028 and $143,974, respectively, and the vesting of the restricted Powergen ADS's and dividends described in the Summary Compensation Table contained in this document; and (C) an amount not less than the sum of (1) his annual base salary and (2) his bonus or "target" award paid or payable, prorated for the number of months remaining in the term of the employment period (which payment shall be increased to 2.99 times the sum of (1) and (2) in the event of a termination following a change in control of Powergen). In addition, such officers would receive, upon the earlier to occur of (a) a change in control of Powergen or (b) the 18 month anniversary of their employment agreement, the amounts described in clauses (A) and (B) above.

         During 2001, in connection with these or related arrangements, Messrs. Staffieri, McCall, Newton and Rives received or became entitled to scheduled retention payments of $1,719,884, $423,524, $221,098 and $382,393, respectively. In April 2002, in connection with the change in control event occurring upon the Powergen shareholders' approval of the E.ON transaction during that month, Messrs. Staffieri, McCall and Newton received or became entitled to accelerated retention payments, including interest, of $851,094, $501,145 and $507,858, respectively and the amounts described in clause (B) above. Further, upon this change in control event, pursuant to the Long-Term Plan, respectively, any unvested options vested and outstanding performance units were paid out in cash.

         Payments may be made to executives which would equal or exceed an amount which would constitute a nondeductible payment pursuant to Section 280G of the Code, if any. Additionally, executives shall receive continuation of certain welfare benefits and payments in respect of accrued but unused vacation days and for out-placement assistance. A change in control encompasses certain merger and acquisition events, changes in board membership and acquisitions of voting securities of Powergen.

         During 2001, Mr. Hale served as Chief Executive Officer of LG&E and KU until his retirement from service on April 30, 2001. In connection therewith, Mr. Hale qualified for a new supplemental retirement benefit in an annual amount equal to 50% of the sum of his base salary and annual target bonus as in effect on the date of his retirement.